COLLABORATIVE AGREEMENT



PARTIES
-------

         The parties to this Agreement are the Arizona Board of Regents, for and on behalf of The University of Arizona (Lunar and Planetary Laboratory)

(hereinafter "University") and SpaceDev, Inc., a Colorado corporation, having its principal place of business in Poway, California (hereinafter "SpaceDev").

RECITALS
--------

         The University and SpaceDev have been engaged in discussions concerning a collaborative agreement for the sale of scientific data which will be obtained from camera created and owned by the University and to be carried into space aboard SpaceDev's spacecraft. SpaceDev is a commercial space exploration company currently projecting to launch a spacecraft under the SpaceDev Near Earth

Asteroid Prospector (NEAP) program. It is anticipated the scientific camera developed and owned by the University will be carried aboard SpaceDev's NEAP spacecraft to be placed in space for the purpose of gathering and relaying to earth the scientific data which would be the product to be sold.

         The parties have heretofore proceeded under a Nonbinding Letter of

Intent. They now wish to enter into a binding collaborative agreement which sets forth the pre-mission agreements and responsibilities of the respective parties and formalizes their respective agreements.

UNIVERSITY INSTRUMENT
---------------------

         The University will furnish to SpaceDev in time for mission planning and integration with the launch vehicle one (1) multi-band charged coupled device (CCD) camera. The University will retain ownership of the camera, and in the event SpaceDev fails to launch the

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spacecraft before December 31, 2002, the camera will be returned to the

University in as good a condition as when first delivered to SpaceDev, and this

Agreement will be terminated along with any obligations between the parties arising from this Agreement. In any event, the University shall retain all information that pertains to the design, construction, testing, calibration and operation of the camera.

INSURANCE AND LOSS OF CAMERA
----------------------------

         The University will deliver the camera to SpaceDev, F.O.B. the

University loading dock, Tucson, Arizona. At all times the camera is in the possession of SpaceDev, including during the launch and space flight of such camera, it shall be insured by SpaceDev using insurers satisfactory to the

University against loss or damage in an amount adequate to guarantee replacement cost. If the camera is damaged, destroyed or otherwise lost while in SpaceDev's custody or control, including in connection with the actual launch and space flight or at any time after the camera is integrated into SpaceDev's spacecraft,

the proceeds of such insurance shall be payable to the University. The

University agrees to apply the insurance proceeds to recreate or rebuild the camera using then-current technology. The University agrees to use its best efforts to rebuild or replace the lost camera, but the parties understand that such replacement will be on a schedule consistent with other University commitments. When and if the camera is replaced, the University will make the new camera available to SpaceDev under terms and conditions similar to this

Agreement.

SALE OF DATA
------------

         If the camera is successfully placed in space and transmits data which is acceptable for resale, SpaceDev shall have the exclusive right to resell the data to clients of SpaceDev.


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SpaceDev will pay to the University a royalty equal to eight percent (8%) of the gross receipts received by SpaceDev from the sale of data, including sales to the University. Gross receipts shall be defined for purposes of this Agreement as the total amount of money paid to SpaceDev in exchange for use or access

(however described) to the data from the camera described herein. Should

SpaceDev be unable or unwilling to sell the data within three (3) years from the date it is received, then the University shall have the non-exclusive right to use or sell the data. If the University is able to sell the data in a bona fide arm's-length transaction, SpaceDev shall be entitled to a royalty of eight percent (8%) of the gross proceeds (as herein defined) received by the

University from the sale. Should the University desire data from the camera, the

University will purchase the data from SpaceDev for $15 million per dataset (in real year dollars). A dataset is defined as all data acquired by an instrument from the beginning of the flight until the instrument ceases to function.

         SpaceDev will provide a Certified Public Accountant (CPA) audited accounting to the University within three (3) months of the University's request. The University agrees to accept the CPA's audited financial statements of SpaceDev in lieu of a segregated audit if such audited financial statements provide the information which would he presented if such a segregated audit were conducted pursuant to this section.

CAMERA OPERATIONS
-----------------

         If the camera provided by the University is successfully launched, it shall be operated by the University or under the direct supervision and control of the University. The University shall have full rights to participate in the mission operations phase of the project and will have access to the returned data for the purposes of internal evaluation of the performance of the camera and planning the observing sequences. Any other use of the data including scientific analysis of the


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data leading to publication in scientific, journals shall not be performed without purchase of the data. The University shall also have the right to plan the data-taking sequences within the limitations placed by the mission profile to maximize the scientific and commercial value of the datasets.

         The University shall seek NASA funding for the cost for the operations phase of the camera. In the event that NASA fails to fund the cost of operations for the camera by purchase of the data or otherwise, and SpaceDev chooses to fly the camera anyway, SpaceDev will provide the operations cost to the University as incurred.

OTHER NASA FUNDING
------------------

         The University anticipates submitting Mission of Opportunity proposals to NASA under NASA's Discovery Program, or other funding programs, which may necessarily include funding for the acquisition of data transmitted by the camera. In the event such proposals are funded, the granting of such funding shall not relieve SpaceDev from its responsibility for the payment of the royalty as agreed above. Any such proposals will be submitted beginning with

NASA's FY2000 funding cycle.

TERM AND TERMINATION
--------------------

         This Agreement shall terminate: (1) by expiration in the event the spacecraft launch planned by SpaceDev fails to occur by December 31, 2002; or

(2) due to cancellation of NASA's launch programs or other financial or operational situations that are either outside the parties' control or technically impossible, impractical or prevented by a third party or condition.

SpaceDev agrees to return the camera to the University in the event of termination of its NEAP program before launch, or the above failure to launch than by December 31, 2002, whichever is sooner.

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         The University shall not be obligated to continue developing or building the camera if SpaceDev fails to make reasonable or adequate progress in the NEAP program or in developing and building the launch craft or space craft or in obtaining necessary funding for the NEAP program, including the launch itself. If the University discontinues its efforts for this reason, it shall notify SpaceDev in writing of the discontinuation.

         If the camera is successfully launched, then this Agreement shall continue for three (3) years from the date of its execution. At the end of three

(3) years, neither party shall have any further duty or obligation to the other,

except that any duty or obligation that arose during the term of this Agreement and remains unfulfilled shall survive and remain a duty or obligation or the party upon whom it devolved. All the expiration of the term, any data received or recovered from the operation of the camera shall belong jointly to the parties without restriction or obligation, and each party agrees to provide the other with any data or information such that each party has a full set.

         This Agreement may be canceled for Conflict of Interest pursuant to

A.R.S.ss.38-511.

GENERAL TERMS
-------------

         Both parties acknowledge that no finder or other fee or introduction fee has been paid or will be paid by either party to this Agreement, and both parties warrant that they have not used a broker or other agent in connection with this transaction. Both parties understand and agree that certain information will be exchanged which may be proprietary in nature, and both parties agree to execute the necessary confidentiality or non-disclosure agreements as may be necessary in order to protect the proprietary nature of that information.

         The parties will bear their own costs and expenses in connection with this Agreement and the transactions contemplated hereby including, but not limited to, the cost of their respective


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legal counsel and neither party will have any obligation with respect to the costs and expenses incurred by the other in connection herewith. Both parties have had the opportunity to consult with counsel and participated in the drafting of this Agreement. Therefore, this Agreement shall he construed fairly and equitably between the parties and not more strongly for or against either of them.

         If either of the parties hereto files for protection under the United

States Bankruptcy Code or under any state law or act providing for a composition of creditors or a reorganization of any type, the data and camera which are the subject matter of this Agreement shall not be considered an asset in bankruptcy but shall be and become the property of the party not filing for relief under the bankruptcy act or other reorganization, subject to the right to receive any proceeds to which the bankrupt or reorganizing party would otherwise be entitled under this Agreement.

         The parties agree to be bound by applicable state and federal rules governing Equal Employment Opportunity and Non-discrimination.

         The parties agree that any dispute arising under this Agreement involving the sum of $30,000 or less in money damages only shall be resolved by arbitration pursuant to the Arizona Uniform Rules of Procedures for Arbitration.

The decision of the arbitrator(s) shall be final.

         The parties recognize that the performance by the Arizona Board of

Regents for and on behalf of The University of Arizona may be dependent upon the appropriation of funds by the State Legislature of Arizona. Should the

Legislature fail to appropriate the necessary funds, or if the University's appropriation is reduced during the fiscal year, the Board of Regents may reduce the scope of the Agreement if appropriate or cancel the agreement without further duty or obligation. The Board agrees to notify the other party(ies) as soon as reasonably possible after the unavailability of said funds comes to the

Boards attention.


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         DATED this 15 day of February, 2000.

   SpaceDev, Inc.                 ARIZONA BOARD OF REGENTS
                                  for and on behalf of The University of Arizona


   By /s/ James Benson             By /s/ Richard C. Powell
      -------------------------       -----------------------------
      James Benson                    Richard C. Powell
      President                       Vice President for Research


   APPROVED AND AGREED TO:


   Lunar and Planetary Laboratory


   By /s/ Michael Drake
      ---------------------------
      Michael Drake, Director




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